SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. _)*

Talkspace, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

87427V103

(CUSIP Number)

Sharon Beredjick Cohen

c/o Qumra Capital, 4 HaNevi’im Street, Tel Aviv, 6435604, Israel

+972-3-6055205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87427V103	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons Qumra Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,573,437
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,573,437
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,573,437
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage beneficial ownership is based on 152,255,736 shares of the Issuer’s common stock, $0.0001 par value per share (“common stock”), outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2021.

CUSIP No. 87427V103	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Qumra Capital GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,573,437 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,573,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,573,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of the 8,573,437 shares of common stock held by Qumra Capital II, L.P. (“Qumra Capital II”), as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of Qumra Capital II.

(2)	Percentage beneficial ownership is based on 152,255,736 shares of common stock outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021.

CUSIP No. 87427V103	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Qumra Capital Israel I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,573,437 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,573,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,573,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of the general partner of Qumra Capital II.

(2)	Percentage beneficial ownership is based on 152,255,736 shares of common stock outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021.

CUSIP No. 87427V103	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Erez Shachar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,573,437 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,573,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,573,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a managing partner of Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of Qumra Capital II).

(2)	Percentage beneficial ownership is based on 152,255,736 shares of common stock outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021.

CUSIP No. 87427V103	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons Boaz Dinte
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,573,437 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,573,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,573,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a managing partner of Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of Qumra Capital II).

(2)	Percentage beneficial ownership is based on 152,255,736 shares of common stock outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021.

CUSIP No. 87427V103	13D	Page 7 of 10 Pages

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the common stock, $0.0001 par value per share (“common stock”) of Talkspace, Inc., a Delaware corporation (the “Issuer” or “Talkspace”). Talkspace currently has no principal executive offices, as its employees work remotely.

Item 2.  Identity and Background.

This Statement is being filed by the following entities and individuals, listed in (i)-(v) below, who are referred to herein collectively as the “Reporting Persons”, which consist of the three entities whose names appear in (i)-(iii) below, which are referred to herein collectively as the “Reporting Entities”, as well as the two individuals whose names appear in (iv)-(v) below, who are referred to herein collectively as the “Reporting Individuals”:

(i)	Qumra Capital II, L.P. (“Qumra II”)

(ii)	Qumra Capital GP II, L.P. (“Qumra GP II”)

(iii)	Qumra Capital Israel I Ltd. (“Qumra GP II GP”)

(iv)	Erez Shachar

(v)	Boaz Dinte

Qumra II holds the shares of common stock reported in this Statement. Qumra GP II serves as the general partner for Qumra II. Qumra GP II GP serves as the general partner for Qumra GP II. The Reporting Individuals serve the managing partners of Qumra GP II GP and, therefore, possess ultimate shared voting and investment authority with respect to all shares of common stock of the Issuer that are beneficially owned by the Reporting Persons.

The following identity and background information is presented with respect to the Reporting Entities:

(a) State of Organization: for (i) each of Qumra II and Qumra GP II- Cayman Islands; and (ii) Qumra GP II GP – Israel.

(b) Principal Business: Qumra II is one of a number of funds that was created by Qumra Capital, a venture capital fund that focuses on the Israeli late-stage market.  Qumra GP II serves as Qumra II’s sole general partner and manages the investments made by Qumra II.  Qumra GP II GP serves as the general partner of, and manages the investment activities of, Qumra GP II and certain other general partners of funds operated by Qumra Capital.

(c) Address of Principal Business and Principal Office: for each Reporting Entity- c/o Qumra Capital, 4 HaNevi’im Street, Tel Aviv, 6435604, Israel.

(d) Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations:  During the last five years, no Reporting Entity has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of the Reporting Individuals:

(b) Business Address: c/o Qumra Capital, 4 HaNevi’im Street, Tel Aviv, 6435604, Israel.

(c) Present Principal Occupation: Business person.

(d) Criminal Proceedings:  During the last five years, neither Reporting Individual has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations:  During the last five years, neither Reporting Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

Item 3.  Source and Amount of Funds or Other Consideration.

Qumra II received the shares of common stock reported in this Statement as a result of the closing of those certain business combination transactions under that certain Agreement and Plan of Merger, dated as of January 12, 2021 (the “Merger Agreement”), by and among Hudson Executive Investment Corp., a Delaware corporation (“HEC”, which after the business combination became Talkspace), Groop Internet Platform, Inc. (“Old Talkspace”), Tailwind Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of HEC (“First Merger Sub”), and Tailwind Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”).

Pursuant to the terms of the Merger Agreement, Qumra II’s shares of preferred stock of Old Talkspace were cancelled, and in consideration thereof, Qumra II became entitled to receive 8,573,437 shares of Talkspace’s common stock. Qumra II did not pay any cash consideration for its acquisition of shares of Talkspace’s common stock pursuant to the Merger Agreement.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the shares of common stock of Talkspace held by Qumra II for investment purposes. The Reporting Persons intend to continue to review their investment in Talkspace and may, based on such review as well as other factors (including, among other things, their evaluation of Talkspace’s business, prospects and financial condition, amounts and prices of available shares of common stock, the market for Talkspace’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional shares of common stock of Talkspace or sell shares of common stock of Talkspace, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the shares of common stock of Talkspace held by Qumra II (subject to any applicable requirement to update this Statement as a result of any such changed intent or disposition of shares of common stock of Talkspace under the rules of the U.S. Securities and Exchange Commission (the “SEC”)).

Except as set forth herein, as of the filing of this Statement, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by Qumra II or any of the Reporting Persons of additional shares of common stock, or the disposition of shares of common stock that it or they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Issuer’s common stock to be delisted from a national securities exchange (such as the Nasdaq Global Select Market, on which the common stock is currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 152,255,736 shares of common stock outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021.

(a) Each of the Reporting Persons may be deemed to beneficially own 8,573,437 shares of common stock of the Issuer, representing approximately 5.6% of the issued and outstanding share capital of the Issuer.  All of those 8,573,437 shares of common stock are held by Qumra II, and it therefore possesses sole voting and dispositive power with respect to all of those shares. The remaining Reporting Persons may be deemed to possess shared voting and dispositive power with respect to all 8,573,437 of the shares of common stock held by Qumra II (representing 5.6% of the Issuer’s issued and outstanding common stock) due to their possession of direct (in the case of Qumra II GP) or indirect (in the case of all other Reporting Persons) authority to make voting and investment decisions with respect to those shares, in light of their respective relationships with or to Qumra II described in Item 2 above.

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Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any shares of the Issuer’s common stock.

(b) The Reporting Persons possess sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of (in the case of Qumra II only), and shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of (in the case of all other Reporting Persons), 8,573,437 shares of the Issuer’s common stock as described in paragraph (a) of this Item 5 above.

(c) Except for the transactions described in Item 3 of this Statement, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.

(d) The various limited partners of Qumra II have the right to receive dividends from, and proceeds from the sale of, the 8,573,437 shares of the Issuer’s common stock held by Qumra II.

(e) Not applicable.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On June 22, 2021, in connection with the consummation of the business combination transactions as contemplated under the Merger Agreement, Talkspace, its sponsor (i.e., the entity that served as the sponsor of HEC prior to the business combination transactions) and certain former stockholders of Old Talkspace— including Qumra II— entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), a copy of which was attached as Annex D to the proxy statement/prospectus for the business combination transactions (and which served as Exhibit 10.4 to the Registration Statement on Form S-4, of which that proxy statement/prospectus was a part, filed by HEC with the SEC on February 1, 2021).

Pursuant to the Registration Rights Agreement, Talkspace agreed to register the resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, of certain shares of common stock and other equity securities of Talkspace that are held by the parties thereto (including Qumra II) from time to time.

The Registration Rights Agreement will terminate on the earlier of (i) the five year anniversary of the date of the Registration Rights Agreement or (ii) with respect to any Holder (as defined in the Registration Rights Agreement)— including Qumra II, on the date that such Holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Registration Rights Agreement is qualified by reference to a copy of that agreement, which serves as Exhibit 1 to this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 --	Amended and Restated Registration Rights Agreement, dated June 22, 2021, by and among Talkspace, Inc. (formerly known as Hudson Executive Investment Corp., a Delaware corporation), HEC Sponsor LLC, and certain former stockholders of Groop Internet Platform, Inc. (d/b/a Talkspace), a Delaware corporation identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Talkspace, Inc. with the SEC on June 23, 2021).

Exhibit 2 --	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMRA CAPITAL II, L.P.

	By:	Qumra Capital GP II, L.P., its General Partner

		By:	Qumra Capital Israel I Ltd., its General Partner

			By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

QUMRA CAPITAL GP II, L.P.

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

Qumra Capital Israel I Ltd.

	By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

/s/ Erez Shachar
EREZ SHACHAR

/s/ Boaz Dinte
BOAZ DINTE

Dated: July 1, 2021

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